UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 2, 2022

SELINA HOSPITALITY PLC

6th Floor, 2 London Wall Place

Barbican, London EC2Y 5AU

England

Tel: +44-1612369500

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Effective October 27, 2022, Selina Hospitality PLC (“Selina”) and its wholly owned subsidiary, Samba Merger Sub, Inc. (“Merger Sub”), completed its previously announced business combination (the “Business Combination”) with BOA Acquisition Corp. (“BOA”) and the transactions ancillary thereto. In connection with the completion of the Business Combination, Merger sub merged with and into BOA, with BOA surviving the Business Combination as a wholly owned subsidiary of Selina. Prior to the completion of the Business Combination, holders of approximately 95.8% of the BOA Class A Common Stock issued and outstanding as of such time elected to redeem such shares in accordance with BOA’s amended and restated certificate of incorporation. Following the completion of the Business Combination, the securityholders of BOA immediately prior to such completion become securityholders of Selina, pursuant to the terms of that certain Business Combination Agreement, dated December 2, 2021, by and among BOA, Selina and Merger Sub. In connection with the completion of the Business Combination, Selina also closed the transactions contemplated by the Subscription Agreements and the Note Subscription Agreements, as each such term is defined in Selina’s Registration Statement on Form F-4 (File No. 333-266715).

As previously disclosed, in connection with the completion of the Business Combination Selina adopted the Amended and Restated Articles of Association furnished herewith as Exhibit 99.1 and entered into the Amended and Restated Warrant Agreement and Investor Rights Agreement, furnished herewith as Exhibits 99.2 and 99.3, respectively.

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Articles of Association of Selina Hospitality PLC.

99.2	Amended and Restated Warrant Agreement, dated as of October 27, 2022, by and among Selina, BOA and Computershare Inc. and its affiliate, Computershare Trust Company, N.A.

99.3	Investor Rights Agreement, dated as of October 27, 2022, by and among Selina and the holders of Selina’s securities party thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: November 3, 2022	By:	/S/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary